Cathy A. Birkeland
Direct Dial: (312) 876-7681
cathy.birkeland@lw.com

July 16, 2008
Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Integra LifeSciences Holdings Corporation Form 10-K for the fiscal year ended December 31, 2007 Filed May 16, 2008 File No. 000-26224
Dear Mr. James:
Integra LifeSciences Holdings Corporation (“Integra”) is in receipt of the July 2, 2008 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of Integra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on May 16, 2008. Integra received such letter on July 10, 2008 and, for the reasons discussed during our telephone call with the Staff on July 15, 2008, Integra confirms that it expects to respond to the Staff’s comments on or about July 31, 2008.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (312) 876-7681 or Joel H. Trotter, at (202) 637-2165.
Very truly yours,
/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

July 16, 2008

cc:	John B. Henneman III, Integra LifeSciences Holdings Corporation Joel H. Trotter, Latham & Watkins LLP Thomas E. Keim, Latham & Watkins LLP